

07002277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Family Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 American Pkwy
(No. and Street)

Madison (City) WI (State) 53783-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Schelthelm (608) 242-4100 x30463
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

PROCESSED
MAR 1 2 2007
E
THOMSON FINANCIAL

1 North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kari Grasee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Family Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kari E Grasee
Signature

Vice President, Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

American Family Securities, LLC

(A Limited Liability Company wholly owned by American Family Mutual Insurance Company ("AFMIC"))

Financial Statements and Supplemental Schedules
December 31, 2006

American Family Securities, LLC
(A Limited Liability Company wholly owned by AFMIC)
Contents
December 31, 2006



PricewaterhouseCoopers LLP
Suite 1400
225 South Sixth Street
Minneapolis MN 55402
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Auditors

To the Board of Directors and Member of
American Family Securities, LLC:

In our opinion, the accompanying statement of financial condition, and the related statements of income, changes in member's equity and cash flows present fairly, in all material respects, the financial position of American Family Securities, LLC (a limited liability company wholly owned by American Family Mutual Insurance Company) (the "Company") at December 31, 2006, and the results of its operations, changes in its member's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 16, 2007

American Family Securities, LLC
(A Limited Liability Company of AFMIC)
Statement of Financial Condition
December 31, 2006

(in thousands of dollars)

Assets		
Cash and cash equivalents	$	292
Total assets	$	292
Liabilities		
Federal income tax payable	$	5
Total liabilities		5
Member's Equity		287
Total liabilities and member's equity	$	292

The accompanying notes are an integral part of the financial statements.

American Family Securities, LLC
(A Limited Liability Company of AFMIC)
Statement of Income
Year Ended December 31, 2006

(in thousands of dollars)

Revenues	
Commissions	$ 7,075
Management fee	11,447
Investment income	14
Other revenue	172
Total revenues	18,708
Expenses	
Sales commissions	7,075
Salaries	3,322
Other field compensation	2,131
Employee relations and welfare	1,097
Licenses and fees	1,021
Computer	819
Operating - other	669
Consultants	664
Rent	551
Contract programmers	337
Printing	332
Payroll taxes	301
Legal	240
Telephone	135
Total expenses	18,694
Income before income taxes	14
Current income taxes	5
Net income	$ 9

The accompanying notes are an integral part of the financial statements.

American Family Securities, LLC
(A Limited Liability Company of AFMIC)
Statement of Changes in Member's Equity
Year Ended December 31, 2006

(in thousands of dollars)

Balance as of December 31, 2005	$	278
Net income		9
Balance as of December 31, 2006	$	287

The accompanying notes are an integral part of the financial statements.

American Family Securities, LLC
(A Limited Liability Company of AFMIC)
Statement of Cash Flows
Year Ended December 31, 2006

(in thousands of dollars)

Cash flows from operating activities		
Net income	$	9
Adjustments to reconcile net income to net cash used in operating activities		
Change in federal income tax payable		2
Net cash used in operating activities		11
Cash and cash equivalents		
Beginning of year		281
End of year	$	292

The accompanying notes are an integral part of the financial statements.

1. Summary of Significant Accounting Policies

American Family Securities, LLC (herein referred to as the "Company") is a limited liability company whose sole member is American Family Mutual Insurance Company (the "Parent" or "AFMIC") located in Madison, Wisconsin. The Company, a non-clearing, registered broker-dealer, is the principal underwriter of variable life and annuity products issued by American Family Life Insurance Company ("AFLIC"), a wholly owned subsidiary of AFMIC.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting policies used in the preparation of these statements include:

a. Cash and Cash Equivalents
All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents. Cash equivalents are carried at amortized cost, which approximates fair value.

b. Commissions
Commission revenue represents reimbursement by AFLIC to the Company for 2006 commission expense paid on behalf of the Company to registered agents.

c. Management Fees
Management fees represent reimbursement by AFLIC to the Company for total expenses incurred, excluding commissions and net of other revenue.

d. Intercompany Expense Allocation
The Company shares certain administrative, occupancy and marketing expenses with AFMIC and other affiliated companies. Such expenses are allocated to the Company at cost in proportion to estimated utilization. Allocation methods are refined periodically in light of current operations and resources utilized by the Company. Allocated expenses amounted to $11.6 million for 2006.

e. Federal Income Taxes
The Company is organized as a limited liability company and, as such, is classified as a disregarded entity for federal and state income tax purposes. The Company is included in the federal consolidated tax return as part of AFMIC. The consolidated AFMIC group is subject to a tax allocation agreement under which each member's tax liability equals or approximates separate return calculations with current credit for net losses and tax credits utilized by other members of the group. The tax provision is based on estimated taxable income at the date of the financial statements using currently enacted tax laws and rates. Income tax expense or benefit computed is paid to or reimbursed by AFMIC.

f. Statement of Cash Flows
The Company paid income taxes of $3,000 during 2006. The Company paid no interest in 2006.

g. Emerging Accounting Matters
The Company continually monitors emerging accounting standards and evaluates the impact of these changes on the Company. As of December 31, 2006, the Company has determined that there are no standards that have been issued but not yet adopted by the Company that would have a material impact on the Company's financial position.

2. Regulatory Net Capital Requirement

Pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), the Company is required to maintain net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this rule. The Company operates under the basic method which requires minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2006, the Company had net capital of $287,000, which was $282,000 in excess of its required minimum net capital. At December 31, 2006, the Company had a ratio of aggregate indebtedness to net capital of 0.0174 to 1, which exceeded the minimum requirement.

3. Related Parties

The Company presently has no employees. The Parent has entered into an agreement to provide certain services to the Company. As part of this agreement, the Parent provides the Company with funds sufficient to maintain excess net capital at all times that is at least equal to 200% of the Company's net capital requirements.

AFMIC, AFLIC and the Company have entered into a Right of Setoff Agreement. The right of setoff exists for the purpose of commission receipts and payments related to the issuance of the variable products and other administrative expenses. As a result of this agreement, the Company has no receivable or payable relating to these related party transactions.

4. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure is unknown, as any such exposure would result from future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, management believes the risk of loss from these arrangements to be remote.

SUPPLEMENTAL SCHEDULES

American Family Securities, LLC

(A Limited Liability Company of AFMIC)
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2006

(in thousands of dollars)		
Member's equity	$	287
Deductions and charges:		
Non-allowable assets		-
Net capital		287
Minimum net capital requirement		5
Net capital in excess of requirement		282
Aggregate indebtedness	$	5
Ratio of aggregate indebtedness to net capital		0.0174 to 1

There were no differences between the above computation of net capital and the corresponding computation submitted by the Company in Part IIA of their unaudited Form X-17A-5 as of December 31, 2006.

American Family Securities, LLC

(A Limited Liability Company of AFMIC)
Computation for Determination of Reserve Requirements and
***Information Relating* to Possession or Control Requirements**
Under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2006

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934, in accordance with paragraph k(1). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.



PricewaterhouseCoopers LLP
Suite 1400
225 South Sixth Street
Minneapolis MN 55402
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 as of December 31, 2006

To Board of Directors and Member of:
American Family Securities, LLC:

In planning and performing our audit of the consolidated financial statements of American Family Securities, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls activities and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 16, 2007

END